David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York  11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

July 6, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: John Reynolds, Assistant Director

Re:          Iconic Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 16, 2010, amended January 18, 2011 and March 9, 2011
File No. 0-53162

Dear Mr. Reynolds:

Iconic Brands, Inc. (the “Company”), a Nevada corporation, herewith files with the Securities and Exchange Commission (the "Commission"), Amendment No. 3 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Amended 10-K”) in response to the Commission’s comments, dated March 31, 2011 with reference to the Company’s Annual Report on Form 10-K filed with the Commission on April 16, 2010, as amended on January 18, 2011 and March 9, 2011.

In addition to the Amended 10-K, the Company supplementally responds to all of the Commission’s comments as follows:

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed March 9, 20111.

1.            We reissue comment one of our letter dated February 8, 2011. Please provide the exemption for each separate transaction discussed in this section, and discuss the sophistication of the investors in each offering pursuant to Section 4(2).

Response: The disclosure has been revised to provide additional information regarding each of the transactions and issuances in each offering pursuant to Section 4(2). Some of the issuances made pursuant to consulting agreements or license agreements or to the Company’s employees and advisors did not contain representations as to accredited investor status. In addition, the agreements or other documentation pursuant to which issuances were made did not contain information, such as suitability questionnaires regarding the investors sophistication other than in the case where an investor represented as to its accredited investor status.

2.     Please disclose the facts supporting your reliance upon Section 4(2) for the September 30, 2009 conversion of debt into common stock.

Response:  The disclosure has been revised to supply additional facts concerning the September 30, 2009 conversions and the Company’s reliance on Section 4(2).

Executive Compensation, page 9

3.     As previously requested in comment two of our letter dated February 8, 2011, please clarify in the footnote that the amounts included in the option and stock column are the aggregate grant date fair value computed in accordance with FASB Topic 718. See Item 402(n)(2)(v) and (n)(2)(vi).

Response: The footnote has been revised to indicate that the amounts included in the option and stock columns are the aggregate grant date fair value computed in accordance with FASB Topic 718.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended 10-K. The Company also acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Richard J. DeCicco, President